Exhibit (e)(27)

Colin Gaddard, Ph.D. Chief Executive Officer	OSI Pharmaceuticals, Inc. 41 Pinelawn Road Melville, NY 11747 T 631.962.2051 F 631.752.3869 www.osip.com

STRICTLY CONFIDENTIAL

February 22, 2010

Mr. Masafumi Nogimori
President and Chief Executive Officer
Astellas Pharma Inc.
2-3-11 Nihonbashi-Honcho
Chuo-Ku, Tokyo 103-8411

Dear Nogimori-san:

I enjoyed meeting you on Friday, February 12th and appreciated our frank and open discussions along with the opportunity to share with you our strategic thinking and the broad range of initiatives we have ongoing to enhance the value of our company for our shareholders. Following our meeting, I briefed my Board of Directors on our discussions, including the $52 per share price at which you said Astellas would be interested in acquiring our Company.

As I had suggested at our meeting, our Board is not interested in undertaking a sale of OSI at that price, which we believe very significantly undervalues our Company. However, I can confirm that we are prepared to provide you with certain non-public information regarding the Company, which is fundamental to our view of the value of OSI Pharmaceuticals. Inasmuch as this information is confidential, our willingness to make it available to your team is subject to your execution of a Nondisclosure Agreement and we have taken the liberty of attaching the form hereto.

We have handled our discussions in an appropriately confidential manner and trust you will do the same.

Very truly yours,

Colin Goddard
Chief Executive Officer